Exhibit 99.2

PERDIGÃO S.A.

CNPJ/MF n.º 01.838.723/0001-27

A Public Company

EXTRACT FROM THE MINUTES OF THE 2nd /2008 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: March 26 2008, at 11:00 a.m. at Estrada Vereador Benedito Adelino, 8,413, Angra dos Reis, RJ. QUORUM: The full complement of Board members. PRESIDING OFFICIALS: Nildemar Secches, President and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS TAKEN: 1) Creation of Branches: The Board of Directors resolved to authorize the creation of the following company branches: A) IN THE STATE OF RIO GRANDE DO SUL: A.1) With the activity of “Slaughter of poultry, manufacture of meat products, preparation of slaughter sub-products and wholesale commerce of beef and pork meat, their derivatives and live animals” located at Rua João Vedana, 888, Porto Alegre-RS. A.2) With the activity of “Slaughter of poultry and hogs, manufacture of meat products, preparation of slaughter sub-products and wholesale commerce of beef and pork meat, their derivatives and live animals” located at Rua Carlos Spohr Filho, 2,836, Lageado-RS. A.3) With the activity of “Combined office and administrative support services” located at Avenida das Indústrias, 720, Porto Alegre-RS. A.4) With the activity of “Wholesale business of milk and dairy products; beef, pork and their byproducts; slaughtered poultry and their byproducts; meats and derivatives of other animals and food products in general” located at: A.4.1) Rodovia BR 116, 665, Esteio-RS; and A.4.2) Rodovia BR 116, Km 527,5, s/n, sala A, Capão do Leão-RS. A.5) With the activity of “Warehousing for third parties and combined office and administrative support services” located at Avenida Benjamin Constant, 2,939, Lajeado-RS. A.6) With the activity of “Wholesale commerce in agricultural raw materials and warehousing for third parties” located at Avenida Augusto F. Markus, 570, Estrela-RS. A.7) With the activity of “Wholesale commerce in agricultural raw materials” located at: A.7.1)  Rua Casemiro de Abreu, 250, Chapada-RS; A.7.2) at Rodovia RS 155, Km 1, s/n, Ijuí-RS; A.7.3) at Avenida Augusto Frederico Markus, 1,600 B, Estrela-RS; A.7.4) at Avenida dos Imigrantes, 1,200, São Borja-RS; A.7.5) at Rua Coronel Raul Oliveira, 724, Catuipe-RS. A.8) With the activity of “Extraction of mineral water” located at Rua Raimundo Kievel, 1,000, Sala 01, Cerro Largo-RS. A.9) With the activity of “Manufacture of animal feed” located at: A.9.1) at Estrada de Itapua, 3,199, Porto Alegre-RS; A.9.2) Avenida Presidente Vargas, 777, Arroio do Meio-RS. A.10) With the activity of “Breeding of chickens and other domestic fowls, production of day-old chicks and eggs” located at: A.10.1) Estrada de Itapua, 3,245, Viamão-RS; A.10.2) Localidade Capitão, s/n, Arroio do Meio-RS; A.10.3) Localidade Picada São Roque, s/n, Foutoura Xavier-RS; A.10.4) Arroio Abelha, s/n, Lajeado-RS; A.10.5)  Avenida Presidente Vargas, 777, Prédio A, Arroio do Meio-RS; A.10.6) Rodovia BR 116, Km 154, s/n, Caxias do Sul-RS; A.10.7) Estrada Amoras, s/n, Taquari-RS; A.10.8) Estrada do Lami, 6,820, Porto Alegre-RS: A.10.9) Estrada da Extrema, 600, Porto Alegre-RS; A.10.10)  Rodovia RS 240, s/n, Taquari-RS; A.10.11) Rodovia RS 040, Km 46, s/n, Viamão-RS; A.10.12) Estrada Ricardo Vieira de Barcelos, 10, Viamão-RS; A.10.13) Rodovia RS 040, s/n, Km 46, Fundos, Viamão-RS; A.10.14) Rodovia RS 040, s/n, Km 46, Ao lado, Viamão-RS; A.10.15) Estrada do Lami, 4,488, Ao lado, Porto Alegre-RS; A.10.16) Avenida do Lami, 6.820, Ao lado, Porto Alegre-RS; A.10.17) Estrada da Extrema, 600, Ao lado, Porto Alegre-RS. A.11) With the activity of “Manufacture of dairy products” located at: A.11.1) Rodovia BR 116, Km 462, s/n, São Lourenço do Sul-RS; A.11.2) Rua Erno Dahmer, 687 A, Teutonia-RS; A.11.3) Rua Hermann Wassermann, 606, Sala 01, Ijuí-RS; A.11.4) Avenida Tuparendi, 1,019, Sala 01, Santa Rosa-RS; A.11.5) Avenida Santa Rosa, 941, Sala 01, Três de Maio-RS.

A.12) With the activity of “Milk Production”, located at: A.12.1) Estrada do Aeroporto, s/n, Sala 01, Cruz Alta-RS; A.12.2) Rodovia RS 168, Km 08, s/n, sala 01, Roque Gonzales-RS; A.12.3) Rua Inhacora, 325, Sala 01, Crissiumal-RS; A.12.4) Rodovia RS 540, s/n, Sala 01, Alecrim-RS; A.12.5) Rua Ivo Roth, 701, Sala 01, Campinas das Missões-RS; A.12.6) Rua Duque de Caixas, 590, Sala 01, Santo Cristo-RS; A.12.7) Avenida Rio Grande, 2,300, Sala 01, Passo Fundo-RS; A.12.8) Rodovia BR 392, Km 285, s/n, Sala 01, São Sepe-RS; A.12.9)  Avenida Castelo Branco, 70, Sala 01, Girua-RS; A.12.10) Rua José Psiuk, 951, Sala 01, Cerro Largo-RS; A.12.11) Estrada Vicinal, Km 01, s/n, Sala 01, Guarani das Missões-RS; A.12.12)  Rua Silveira Martins, 1.253, Sala 01, Uruguaiana-RS; A.12.13) Rodovia RS 223, Km 28.3, s/n, Sala 02, Tapera-RS; A.12.14) Linha Dornelles, 2,510, Sede Nova-RS; A.12.15) Rua 10, 321, Fundos B, Bom Progresso-RS; A.12.16) Linha Macaco Estrada Palmeira Chapada, s/n, Palmeira das Missões-RS; A.12.17) Rodovia RS 330, Km 1.5, s/n, Chapada-RS. A.12.18)  Rodovia RS 150, Km 4, s/n, Sala 01, Frederico Westphalen-RS; A.12.19) at Avenida Angelo A. Gasparetto, 1,027, Jacutinga-RS; A.12.20) at Rodovia BR 290, Km 575, Localidade Sanga do Brandão, s/n, Alegrete-RS; A.12.21) at Rua São Leopoldo, 558, Salas 1 and 2, Ivoti-RS; A.12.22) at Rua Victor Marcondes Sampaio, 60, Sala 01, Quatis-RS. A.13) With the activity of “Cultivation of eucalyptus” located at: A.13.1) Estrada de Monte Alegre, s/n, General Câmara-RS; A.12.2) Distrito de Abacatu, s/n, Julio de Castilhos-RS. B) IN THE STATE OF MATO GROSSO DO SUL: B.1) With the activity of “Slaughter of poultry, manufacture of products from meat and non-edible animal oils, preparation of sub-products from slaughter, wholesale commerce of beef and pork, their byproducts and live animals” located at Avenida 04, s/n, Quadra 13, Dourados-MS. B.2) With the activity of “Manufacture of animal feed and wholesale commerce in agricultural raw materials” located at Rodovia BR 463, Km 04, s/n, Dourados-MS. C) IN THE STATE OF SÃO PAULO: C.1) With the activity of “Wholesale commerce of milk and dairy products; beef and pork and their byproducts; slaughtered poultry and byproducts; meat and byproducts from other animals and food products in general” located at Rua José Simeão Rodrigues Agostinho, 502, Embu-SP. C.2) With the activity of “Manufacture of dairy products” located at Rodovia SP, Km 3.5, 107, Sala 01, Amparo-SP. D) IN THE STATE OF RIO DE JANEIRO: D.1) With the activity of “Wholesale commerce of milk and dairy products; beef, pork and their byproducts; slaughtered poultry and byproducts; meat and byproducts from other animals and food products in general” located at Rua Herculano Pinheiro, 333, Rio de Janeiro-RJ. E) IN THE STATE OF MINAS GERAIS: E.1) With the activity of “Wholesale commerce in milk and dairy products; beef and pork and their byproducts; slaughtered poultry and byproducts; meat and byproducts from other animals and food products in general” located at Avenida Coronel Durval de Barros, 751, Sala 202, Ibirite-MG. E.2) With the activity of “Milk Production” located at: E.2.1) Avenida Bianco, 81, Sala 01, Bicas-MG; E.2.2) Rodovia BR 364, Km 28, Sala 01, Frutal-MG. F) IN THE STATE OF BAHIA: F.1) With the activity of “Wholesale commerce in milk and dairy products; beef and pork and their byproducts; slaughtered poultry and byproducts; meat and byproducts from other animals and food products in general” located at Rodovia BA 502, km 10, s/n, São Gonçalo dos Campos-BA. G) IN THE STATE OF SANTA CATARINA: G.1) With the activity of “Wholesale commerce in milk and dairy products; beef and pork and their byproducts; slaughtered poultry and byproducts; meat and byproducts from other animals and food products in general” located at Avenida Adolfo Konder, 2.580, Itajaí-SC. G.2) With the activity of “Breeding of hogs” located at Rodovia SC 438, Km 33, 232, Sala 04, Braço do Norte-SC. G.3) With the activity of “Milk Production” located at: G.3.1) Avenida Porto Feliz, 525, Sala 01, Mondaí-SC; C.3.2) Rodovia SC 303, Km 08, s/n, Capinzal-SC; G.3.3) Rodovia BR 282, Km 531, s/n, Sala 02, Cordilheira Alta-SC. H) IN THE STATE OF PARANÁ: H.1) With the activity of “Wholesale commerce in agricultural raw materials” located at Rua Silvino Pereira Silva, 350, Guarapuava-PR. H.2) With the activity of “Milk Production” located at Estrada Velha do Barigui, 2,364, Sala 01, Curitiba-PR. 2) Other Company-related internal matters. CONCLUSION: These minutes having been read and approved, were signed by the participants of the meeting. Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva. (I certify that this is an extract of the original minutes transcribed in Register 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, folios 37 to 39).

NEY ANTONIO FLORES SCHWARTZ

Secretary